Schedule 13D
                               Cusip No. 731745105

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                               POLYMER GROUP, INC.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    731745105
                                 --------------
                                 (CUSIP Number)

               MatlinPatterson Global Opportunities Partners L.P.
          MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
              MatlinPatterson Global Opportunities Partners B, L.P.
                       MatlinPatterson Global Advisers LLC
                       MatlinPatterson Global Partners LLC
                      MatlinPatterson Asset Management LLC
                               MatlinPatterson LLC
                                Mark R. Patterson
                                 David J. Matlin
                            ------------------------
                            (Name of Persons Filing)

                                  Robert Weiss
                       MatlinPatterson Global Advisers LLC
                               520 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 651-9525
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 14, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

Schedule 13D
Cusip No. 731745105
--------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               MatlinPatterson Global Opportunities Partners L.P.
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS

                                     AF, WC
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
            --------------------------------------------------------------------
            6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
            --------------------------------------------------------------------
                 SHARES BENEFICIALLY OWNED     7    SOLE VOTING POWER
                  BY EACH REPORTING PERSON               0
                          WITH
            --------------------------------------------------------------------
                                               8    SHARED VOTING POWER
                                                         9,968,811

            --------------------------------------------------------------------
                                               9    SOLE DISPOSITIVE POWER
                                                         0

            --------------------------------------------------------------------
                                               10   SHARED DISPOSITIVE POWER
                                                         9,968,811

--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   9,968,811
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   51.8%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105
--------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS

                                     AF, WC
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
            --------------------------------------------------------------------
            6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Bermuda
            --------------------------------------------------------------------
                 SHARES BENEFICIALLY OWNED     7    SOLE VOTING POWER
                  BY EACH REPORTING PERSON               0
                          WITH
            --------------------------------------------------------------------
                                               8    SHARED VOTING POWER
                                                         3,473,703

            --------------------------------------------------------------------
                                               9    SOLE DISPOSITIVE POWER
                                                         0

            --------------------------------------------------------------------
                                               10   SHARED DISPOSITIVE POWER
                                                         3,473,703

--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,473,703
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   18.1%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105
--------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              MatlinPatterson Global Opportunities Partners B, L.P.
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS

                                     AF, WC
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
            --------------------------------------------------------------------
            6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
            --------------------------------------------------------------------
                 SHARES BENEFICIALLY OWNED     7    SOLE VOTING POWER
                  BY EACH REPORTING PERSON               0
                          WITH
            --------------------------------------------------------------------
                                               8    SHARED VOTING POWER
                                                         154,407

            --------------------------------------------------------------------
                                               9    SOLE DISPOSITIVE POWER
                                                         0

            --------------------------------------------------------------------
                                               10   SHARED DISPOSITIVE POWER
                                                         154,407

--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   154,407
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   0.8%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105
--------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       MatlinPatterson Global Advisers LLC
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS

                                     AF, WC
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
            --------------------------------------------------------------------
            6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
            --------------------------------------------------------------------
                 SHARES BENEFICIALLY OWNED     7    SOLE VOTING POWER
                  BY EACH REPORTING PERSON               0
                          WITH
            --------------------------------------------------------------------
                                               8    SHARED VOTING POWER
                                                         13,596,921

            --------------------------------------------------------------------
                                               9    SOLE DISPOSITIVE POWER
                                                         0

            --------------------------------------------------------------------
                                               10   SHARED DISPOSITIVE POWER
                                                         13,596,921

--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   13,596,921
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   70.7%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON

                                       IA
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105
--------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 David J. Matlin
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS

                                     AF, WC
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
            --------------------------------------------------------------------
            6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
            --------------------------------------------------------------------
                 SHARES BENEFICIALLY OWNED     7    SOLE VOTING POWER
                  BY EACH REPORTING PERSON               0
                          WITH
            --------------------------------------------------------------------
                                               8    SHARED VOTING POWER
                                                         13,596,921

            --------------------------------------------------------------------
                                               9    SOLE DISPOSITIVE POWER
                                                         0

            --------------------------------------------------------------------
                                               10   SHARED DISPOSITIVE POWER
                                                         13,596,921

--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   13,596,921
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   70.7%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105
--------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Mark R. Patterson
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS

                                     AF, WC
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
            --------------------------------------------------------------------
            6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
            --------------------------------------------------------------------
                 SHARES BENEFICIALLY OWNED     7    SOLE VOTING POWER
                  BY EACH REPORTING PERSON               0
                          WITH
            --------------------------------------------------------------------
                                               8    SHARED VOTING POWER
                                                         13,596,921

            --------------------------------------------------------------------
                                               9    SOLE DISPOSITIVE POWER
                                                         0

            --------------------------------------------------------------------
                                               10   SHARED DISPOSITIVE POWER
                                                         13,596,921

--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   13,596,921
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   70.7%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105
--------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       MatlinPatterson Global Partners LLC
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS

                                     AF, WC
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
            --------------------------------------------------------------------
            6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
            --------------------------------------------------------------------
                 SHARES BENEFICIALLY OWNED     7    SOLE VOTING POWER
                  BY EACH REPORTING PERSON               0
                          WITH
            --------------------------------------------------------------------
                                               8    SHARED VOTING POWER
                                                         13,596,921

            --------------------------------------------------------------------
                                               9    SOLE DISPOSITIVE POWER
                                                         0

            --------------------------------------------------------------------
                                               10   SHARED DISPOSITIVE POWER
                                                         13,596,921

--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   13,596,921
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   70.7%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON

                                       HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105
--------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      MatlinPatterson Asset Management LLC
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS

                                     AF, WC
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
            --------------------------------------------------------------------
            6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
            --------------------------------------------------------------------
                 SHARES BENEFICIALLY OWNED     7    SOLE VOTING POWER
                  BY EACH REPORTING PERSON               0
                          WITH
            --------------------------------------------------------------------
                                               8    SHARED VOTING POWER
                                                         13,596,921

            --------------------------------------------------------------------
                                               9    SOLE DISPOSITIVE POWER
                                                         0

            --------------------------------------------------------------------
                                               10   SHARED DISPOSITIVE POWER
                                                         13,596,921

--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   13,596,921
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   70.7%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON

                                       HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105
--------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               MatlinPatterson LLC
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS

                                     AF, WC
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
            --------------------------------------------------------------------
            6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
            --------------------------------------------------------------------
                 SHARES BENEFICIALLY OWNED     7    SOLE VOTING POWER
                  BY EACH REPORTING PERSON               0
                          WITH
            --------------------------------------------------------------------
                                               8    SHARED VOTING POWER
                                                         13,596,921

            --------------------------------------------------------------------
                                               9    SOLE DISPOSITIVE POWER
                                                         0

            --------------------------------------------------------------------
                                               10   SHARED DISPOSITIVE POWER
                                                         13,596,921

--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   13,596,921
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   70.7%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON

                                       HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

INTRODUCTION.

        This Schedule Amendment No. 9 amends and supplements the Schedule 13D Statement filed on March 17, 2003 (the "Initial Statement") as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on April 14, 2003 ("Schedule Amendment No. l"), as amended and supplemented by Amendment No. 2 to
Schedule 13D, filed on June 5, 2003 ("Schedule Amendment No. 2"), as amended and supplemented by Amendment No. 3 to Schedule 13D, filed on April 29, 2004 ("Schedule Amendment No. 3"), as amended and supplemented by Amendment No. 4 to
Schedule 13D, filed on May 19, 2004 ("Schedule Amendment No. 4"), as amended and supplemented by Amendment No. 5 to Schedule 13D, filed on November 16, 2004 ("Schedule Amendment No. 5"), as amended and supplemented by Amendment No. 6 to
Schedule 13D, filed on January 21, 2005 ("Schedule Amendment No. 6"), as amended and supplemented by Amendment No. 7 to Schedule 13D, filed on August 16, 2005 ("Schedule Amendment No. 7"), as amended and supplemented by Amendment No. 8 to
Schedule 13D, filed on September 21, 2005 ("Schedule Amendment No. 8"). The Initial Statement, Schedule Amendment No. 1, Schedule Amendment No. 2, Schedule Amendment No. 3, Schedule Amendment No. 4, Schedule Amendment No. 5, Schedule Amendment No. 6, Schedule Amendment No. 7, Schedule Amendment No. 8 and this Schedule Amendment No. 9 are collectively referred to herein as the "Statement."

        Capitalized terms used and not defined in this Schedule Amendment No. 9 shall have the meanings set forth in the Statement.

        The Initial Statement was filed on behalf of (i) MatlinPatterson Global Opportunities Partners L.P., a limited partnership organized under the laws of Delaware ("Matlin Partners (Delaware)"), MatlinPatterson Global Opportunities Partners B, L.P., a limited partnership organized under the laws of Delaware (the "Opt-Out Fund"), and MatlinPatterson Global Opportunities Partners (Bermuda) L.P., a limited partnership organized under the laws of Bermuda ("Matlin Partners (Bermuda)," and collectively with the Opt-Out Fund and Matlin Partners (Delaware), "Matlin Partners"), (ii) MatlinPatterson Global Advisers LLC ("Matlin Advisers"), a limited liability company organized under the laws of Delaware, by virtue of their investment authority over securities held by Matlin Partners, (iii) MatlinPatterson Global Partners LLC ("Matlin Global Partners"), a limited liability company organized under the laws of Delaware, as general partner of Matlin Partners, (iv) MatlinPatterson Asset Management LLC ("Matlin Asset Management"), a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (v) MatlinPatterson LLC ("MatlinPatterson"), a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Asset Management, (vi) and Mark Patterson and David Matlin each, as a holder of 50% of the membership interests in MatlinPatterson (Matlin Partners (Delaware), Matlin Partners (Bermuda), the Opt-Out Fund, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson and David Matlin, collectively, the "Reporting Persons" and each a "Reporting Person"), for the purpose of disclosing the beneficial ownership of the Reporting Persons in Polymer Group, Inc. (the "Issuer") pursuant to the Debtor's Joint Second Amended and Modified Plan of Reorganization (the "Plan"), approved on January 16, 2003 by the United States Bankruptcy Court for the District of South Carolina (Case No. 02-5773(w)).

        Schedule Amendment No. 1 was filed for the purpose of disclosing the execution of a letter agreement on April 11, 2003 between the Issuer and Matlin Partners (Delaware).

        Schedule Amendment No. 2 was filed for the purpose of disclosing (1) the execution of Amendment No. 1, dated as of May 30, 2003, among the Issuer, each of the entities identified under the caption "Guarantors" on the signature pages thereto and Matlin Partners (Delaware) amending the Senior Subordinated Note Purchase Agreement dated as of March 5, 2003 and the Senior Subordinated Note and (2) the amendment of the Convertible Notes pursuant to the Supplemental Indenture dated as of May 30, 2003 among the Issuer, the subsidiary guarantors named therein and Wilmington Trust Company, as trustee.

        Schedule Amendment No. 3 was filed on behalf of the Reporting Persons for the purpose of (1) amending certain information that has changed since the filing of Amendment No. 2, (2) disclosing the consummation on April 27, 2004 of the transactions contemplated by the Exchange Agreement, a copy of which is attached hereto as Exhibit 14 by and among the Issuer, Matlin Partners (Delaware) and Matlin Partners (Bermuda), relating to the refinancing of the Issuer and (3) disclosing the filing of the Certificate of Designations to the Amended and Restated Articles of Incorporation of the Issuer, a copy of which is attached hereto as Exhibit 15 filed on April 27, 2004 with the Secretary of State of the State of Delaware.

        Schedule Amendment No. 4 was filed on behalf of the Reporting Persons for the purpose of (1) disclosing additional amounts distributed to the Reporting Persons pursuant to the Plan that were initially held back as previously disclosed in Item I Subsection I.C. as filed in the Initial Statement and (2) a reallocation of securities of the Issuer held by the Reporting Persons.

        Schedule Amendment No. 5 was filed on behalf of the Reporting Persons for the purpose of disclosing shares of Class A Common Stock of the Issuer purchased by the Reporting Persons in open market transactions.

        Schedule Amendment No. 6 was filed on behalf of the Reporting Persons for the purpose of disclosing amounts distributed to the Reporting Persons as pay-in-kind dividends on the shares of Preferred Stock then held by the Reporting Persons.

        Schedule Amendment No. 7 was filed on behalf of the Reporting Persons for the purpose of (1) clarifying the equity allocations among Matlin Partners and (2) disclosing amounts distributed to the Reporting Persons as pay-in-kind dividends on the shares of Preferred Stock then held by the Reporting Persons.

        Schedule Amendment No. 8 was filed on behalf of the Reporting Persons to
(1) clarify the equity allocations among Matlin Partners and (2) reflect the conversion by Matlin Partners of all of their shares of Preferred Stock into shares of Common Stock of the Issuer.

        This Schedule Amendment No. 9 is filed on behalf of the Reporting Persons to report the filing of registration statement on Form S-3 by the Issuer (the "S-3 Registration Statement") for the sale of shares of Class A Common Stock having a price to the public of up to $350 million in the aggregate (the "Maximum Amount") by or on behalf of the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION.

ITEM 4 OF THE STATEMENT IS HEREBY AMENDED FOLLOWS:

The second paragraph of Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:

        Subject to the agreements and arrangements described in this Item 4 and
Item 6 hereof, the Reporting Persons continuously evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether Class A Common Stock of the Issuer will be disposed of by Matlin Partners and/or by other accounts and funds of which Matlin Global Partners is the general partner and/or investment manager. At any time, some or all of the Class A Common Stock of the Issuer beneficially owned by Matlin Partners may be sold pursuant to the S-3 Registration Statement, in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, no Reporting Person currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a) - (j) of
Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, any Reporting Person may consider such matters, and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, any Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

The last paragraph of Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:

        On August 3, 2007, Matlin Partners (Delaware) sent a notice pursuant to the Shareholders Agreement that the Reporting Persons intend to sell up to the Maximum Amount to a syndicate of underwriters and that such underwriters propose to offer such shares to the public. On August 6, 2007 the Issuer filed the S-3 Registration Statement for the sale of up to the Maximum Amount by the Reporting Persons. The Reporting Persons have not entered into any agreement with any underwriters regarding such sale and may, at any time, determine not to sell such shares. Any such sale is dependent on such underwriters offering price and other terms acceptable to the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 6 OF THE STATEMENT IS HEREBY AMENDED AND SUPPLEMENTED BY ADDING THE FOLLOWING TO THE END OF SAID ITEM 6 AS FOLLOWS:

On August 3, 2007, Matlin Partners (Delaware) sent a notice pursuant to the Shareholders Agreement that the Reporting Persons intend to sell up to the Maximum Amount to a syndicate of underwriters and that such underwriters propose to offer such shares to the public. On August 6, 2007 the Issuer filed the S-3 Registration Statement for the sale of up to the Maximum Amount by the Reporting Persons. The Reporting Persons have not entered into any agreement with any underwriters regarding such sale and may, at any time, determine not to sell such shares. Any such sale is dependent on such underwriters offering price and other terms acceptable to the Reporting Persons.

Schedule 13D
Cusip No. 731745105

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: August 14, 2007

                                     MATLINPATTERSON LLC

                                     By:    /s/ MARK R. PATTERSON
                                            ------------------------------------
                                     Name:  Mark R. Patterson
                                     Title: Member


                                     MATLINPATTERSON ASSET MANAGEMENT LLC

                                     By:    /s/ MARK R. PATTERSON
                                            ------------------------------------
                                     Name:  Mark R. Patterson
                                     Title: Chairman


                                     MATLINPATTERSON GLOBAL ADVISERS LLC

                                     By:    /s/ MARK R. PATTERSON
                                            ------------------------------------
                                     Name:  Mark R. Patterson
                                     Title: Chairman


                                     MATLINPATTERSON GLOBAL PARTNERS LLC

                                     By:    /s/ MARK R. PATTERSON
                                            ------------------------------------
                                     Name:  Mark R. Patterson
                                     Title: Director


                                     MATLINPATTERSON GLOBAL OPPORTUNITIES
                                                 PARTNERS L.P.

                                     By:    MatlinPatterson Global Partners LLC

                                     By:    /s/ MARK R. PATTERSON
                                            ------------------------------------
                                     Name:  Mark R. Patterson
                                     Title: Director

                                     MATLINPATTERSON GLOBAL OPPORTUNITIES
                                            PARTNERS (BERMUDA) L.P.

                                     By: MatlinPatterson Global Partners LLC

                                     By:    /s/ MARK R. PATTERSON
                                            ------------------------------------
                                     Name:  Mark R. Patterson
                                     Title: Director

Schedule 13D
Cusip No. 731745105


                                     MATLINPATTERSON GLOBAL OPPORTUNITIES
                                                PARTNERS B, L.P.

                                     By:    MatlinPatterson Global Partners LLC

                                     By:    /s/ MARK R. PATTERSON
                                            ------------------------------------
                                     Name:  Mark R. Patterson
                                     Title: Director


                                     DAVID J. MATLIN

                                     By:    /s/ DAVID J. MATLIN
                                            ------------------------------------
                                     Name:  David J. Matlin


                                     MARK R. PATTERSON

                                     By:    /s/ MARK R. PATTERSON
                                            ------------------------------------
                                     Name:  Mark R. Patterson


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